

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 30, 2010

Via U.S. Mail and Fax
Herbert Parker
EVP and CFO
Harman International Industries, Inc.
400 Atlantic Street,
Suite 500
Stamford, CT 06901

> **RE:**   **Harman International Industries, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2009**
> **Filed August 19, 2009 and**
> **Form 10-Q for the period ended December 31, 2009**
> **Filed February 8, 2010**
> **File No. 1-09764**

Dear Mr. Parker:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director